EXHIBIT 99.1

Evaxion CEO comments on strategic focus

COPENHAGEN, Denmark, Nov. 10, 2022 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, today announced that it intends to further increase its focus on its lead oncology assets EVX-01 and EVX-02/03 to bring them to clinical proof of concept followed by out-licensing. The Company further plans preclinical partnering of its early-stage programs under its infectious disease platforms.

“I am deeply impressed by the AI platforms and the quality of the innovative programs that Evaxion has developed. The Company holds several first-in-class assets within oncology and infectious diseases. In the current biotech market, however, we fully acknowledge the increasing need to center our activities. Consequently, our resources will be channeled into our leading clinical assets within personalized cancer immunotherapy,” states Per Norlén, the Company’s new Chief Executive Officer. Mr. Norlén continues:
“Our primary focus will be on our Phase IIb program for EVX-01 and our Phase I/IIa program for EVX-02/03. Regarding our early programs for infectious diseases, such as our Staphylococcus aureus vaccine, we aim to develop these in partnerships rather than bringing them into clinical development ourselves.”

As previously announced by the Company, the EVX-01 program recently started to enroll patients in the global Phase IIb trial in metastatic melanoma. At the same time, the Phase I/IIa trial of the DNA-based EVX-02 is progressing as planned, with data readout currently expected by mid-2023. The next-generation DNA vaccine, EVX-03, builds on EVX-02 and holds the potential for even stronger efficacy due to an integrated mechanism that boosts the immune system. The Company plans to submit a regulatory filing of EVX-03, following EVX-02 data, which may allow Evaxion to advance EVX-03 faster to clinical proof of concept.

Per Norlén explains: “We have generated very promising pre-clinical data on EVX-03 demonstrating that this next-generation DNA immunotherapy has the potential to outperform existing technologies. I believe that this truly novel concept makes Evaxion a leading player within the field of personal cancer immunotherapies. We are now awaiting the completion of the EVX-02 trial to fully capture the clinical data and incorporate its learnings into the upcoming EVX-03 study. This will allow us to move EVX-03 forward with high speed and quality towards clinical Phase II.”

About Evaxion
Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. With our proprietary and scalable AI technology, we decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including patient-specific cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

Evaxion Biotech A/S
Per Norlén
Chief Executive Officer (CEO)

For more information, please contact
Katrine Hertz Mortensen
VP, Communications and Public Relations
khm@evaxion-biotech.com
+45 3010 0203

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, besides those of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and the emergence and prevalence of COVID-19 variants, such as the Delta and Omicron variant and certain related variants such as the Omicron BA.4 and BA.5 variants, risks associated with the invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.